UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BODYTEL SCIENTIFIC INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
097000103
(CUSIP Number)
Pageant Holdings Ltd.
Melcorpo Building, Loughlinstown Drive
Ballybrack,
County Dublin, Ireland
+353-1-282-6672
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 7, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	097000103	Page	2	of	7

1	NAMES OF REPORTING PERSONS Pageant Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bailiwick of Jersey (the Channel Islands)

	7	SOLE VOTING POWER

NUMBER OF		3,097,977*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,097,977*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,097,977*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Excluding 661,646 shares of Issuer's Common Stock beneficially owned by Peter J. Furlong, a minority shareholder of Pageant Holdings Ltd.
** Percentage calculation based on total number of the Issuer's outstanding shares of Common Stock as of July 1, 2008 as reported in their Form 10-Q Quarterly Report for the Quarter Ended May 31, 2008.

Item 1.     Security and Issuer.
     This Schedule 13D relates to shares of Common Stock, $0.001 par value per share, of BodyTel Scientific Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 4720 Salisbury Road, Suite 72, Jacksonville, Florida 32256.
Item 2.     Identity and Background.
a.	The Reporting Person filing this statement is Pageant Holdings Ltd., a Bailiwick of Jersey (the Channel Islands) corporation (the “Reporting Person”).

b.	The principal business address of the Reporting Person is: Melcorpo Building, Loughlinstown Drive, Ballybrack, County Dublin, Ireland.

c.	The Reporting Person is a corporation that principally invests for its own account.

d.	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3.     Source and Amount of Funds or Other Consideration
     Between June 9, 2007 and May 16, 2008, the Reporting Person acquired an aggregate of 1,485,963 shares of the Issuer’s Common Stock, par value $0.001 per share (the “Shares”), for an aggregate of $1,605,345 using its own working capital.
     On June 11, 2008, the Reporting Person invested $1,000,000 of its working capital in the Issuer in the form of a secured convertible loan note (the “Note Investment”). In connection with this investment, and pursuant to an agreement with Bridge Capital LLC, the Reporting Person became the beneficial owner of an additional 1,612,014 Shares on August 7, 2008, of which the Shares were obtained from other shareholders of the Issuer.
Item 4.     Purpose of the Transaction.
     The Reporting Person acquired the Issuer’s securities for investment purposes. It expects to obtain 4,687,986 additional Shares of the Issuer in connection with the Note Investment. In addition, the Reporting Person agreed to be involved in, and may be an investor in, the Issuer’s previously disclosed prospective fundraising.

     The Reporting Person may, as part of a prospective fundraising, acquire the right to nominate one non-executive Director of the Board of the Issuer.
     Except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following, except that the Reporting Person may, from time to time, and at any time, acquire additional, or dispose of, Shares in the open market or otherwise.
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

     The Reporting Person may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.
Item 5.     Interest in Securities of the Issuer.
(a)	The following table sets forth the aggregate number and percentage of the Issuer’s Shares beneficially owned by the Reporting Person:

Reporting Person	Shares Beneficially Owned	Percentage
Pageant Holdings Ltd.	3,097,977	7.0	%*

*	Percentage calculation based on total number of the Issuer’s outstanding Shares as of July 1, 2008 as reported in their Form 10-Q Quarterly Report for the Quarter Ended May 31, 2008.
(b)	The following table sets forth the number of Shares as to which the Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, (iii) shared power to vote or direct the voting of the Shares, or (iv) shared power to dispose or direct the disposition of the Shares:

Reporting Person	Sole Voting Power		Sole Power of Disposition		Shared Voting Power	Shared Power of Disposition
Pageant Holdings Ltd.	3,097,977	*	3,097,977	*	0	0

*	Excluding 661,646 shares of Issuer’s Common Stock beneficially owned by Peter J. Furlong, a minority shareholder of Pageant Holdings Ltd.
(c)	As of June 9, 2008, the Reporting Person held 1,485,963 of the Issuer’s Shares. On June 11, 2008, the Reporting Person invested $1,000,000 of its working capital in the Issuer in the form of a secured convertible loan note (the “Note Investment”). In connection with this investment, and pursuant to an agreement with Bridge Capital LLC, the Reporting Person became the beneficial owner of 1,612,014 Shares on August 7, 2008, of which the Shares were obtained from other shareholders of the Issuer.

(d)	N/A

(e)	N/A
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
(a)	Secured Convertible Discount Note Purchase Agreement, dated June 11, 2008 between the BodyTel Scientific Inc. and Pageant Holdings Ltd. (the “Note Purchase Agreement”). The Note is in the principal amount of $1,220,190 and matures on June 11, 2013. It was issued at an original issue discount of 4% per annum, calculated on the basis of a year of 360 days and twelve 30-day months, and is convertible into Common Stock of BodyTel Scientific Inc.

(b)	Guaranty and Intellectual Property Security Agreement, dated June 11, 2008, between BodyTel Scientific Inc., Pageant Holdings Ltd., and GlucoTel Scientific, Inc., pursuant to which BodyTel Scientific Inc. provided Pageant Holdings, Ltd. a guarantee of repayment of the amounts owing under the Note and granted a security interest in all of their intellectual property to Pageant Holdings Ltd. to secure repayment.

(c)	Investment Agreement, dated June 11, 2008, between the Pageant Holdings Ltd. and Bridge Capital LLC in consideration of the $1,000,000 that Pageant Holdings Ltd. invested in BodyTel Scientific Inc., Bridge Capital LLC agreed to subsequently deliver 6,300,000 shares of the Common Stock of BodyTel Scientific Inc.
Item 7.     Materials to be Filed as Exhibits.
Exhibit 1.     Investment Agreement, dated June 11, 2008, between Pageant Holdings Ltd. and Bridge Capital LLC. (1)
Exhibit 2.     Secured Convertible Discount Note Purchase Agreement, dated June 11, 2008 between the BodyTel Scientific Inc. and Pageant Holdings Ltd. (2)
Exhibit 3.     Guaranty and Intellectual Property Security Agreement, dated June 11, 2008, between Pageant Holdings Ltd. and GlucoTel Scientific, Inc. (3)

(1)	Filed herewith.

(2)	Previously filed as an exhibit to the Issuer’s Annual Report on Form 10-KSB (File No.0-51633), filed with the SEC on June 13, 2008, and hereby incorporated by reference to such Annual Report.

(3)	Previously filed as an exhibit to the Issuer’s Annual Report on Form 10-KSB (File No.0-51633), filed with the SEC on June 13, 2008, and hereby incorporated by reference to such Annual Report.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008	/s/ Peter O’Grady Walshe
	Name:	Peter O’Grady Walshe
	Title:	Director Pageant Holdings Ltd.

SIGNATURE PAGE